Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

CLARIFICATION ANNOUNCEMENT

This announcement is made by GDS Holdings Limited (the “Company”, and together with its subsidiaries, the “Group”) at the request of The Stock Exchange of Hong Kong Limited pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has noted media reports on certain potential transactions that the Company may enter into regarding its data center assets and operations outside of Mainland China (“international business”).

Reference is made to the Company’s previous earnings teleconference calls and presentations in 2022 and 2023, in which the Company previously disclosed that the Company has been reviewing options with respect to the capital needs of its international business, including, among other things, the possibility of raising dedicated capital for its international business from private equity investors.

The Company confirms that it has been in discussion with several private equity investors regarding a potential transaction with respect to its international business. However, as at the date of this announcement, no definitive legal agreements relating to any private equity capital raising have been entered into and there can be no certainty that any transaction will proceed or, if it does, what the structure of such transaction may be.

In the event that any such transaction materializes, the Company will comply with the applicable requirements relating to it under applicable laws.

The Company would like to remind shareholders and investors that information not published by the Company may not represent the actual state of the Company and the Company is not responsible for the accuracy and/or completeness of such information. Shareholders and investors should not rely on information that is not published by the Company when making investment decisions, and in particular, should not refer to media reports and market speculation. Investors should only refer to announcements and other publications made by the Company.

Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company, and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the Board GDS Holdings Limited ** Mr. William Wei Huang Chairman and Chief Executive Officer

Hong Kong, March 11, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Liu Chee Ming as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

* For identification purposes only

** Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited